

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2019

Adrian McKenzie
Chief Executive Officer
DNA Brands Inc.
6245 N. Federal Highway, Suite 504
Fort Lauderdale, FL 33308

> **Re: DNA Brands Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed December 18, 2019**
> **File No. 024-11053**

Dear Mr. McKenzie:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A/A filed December 18, 2019

Financial Statements, page F-3

1. We note that you had Current Long Term debt of $1.4 million as of 12/31/16, $1.6 million as of 12/31/17, $1.9 million as of 12/31/18 and $2 million as of 9/30/19. However, you only disclose Interest Expense on Convertible Notes for the 2018 periods on pages F-3 and F-21. Please revise the Statements of Operations for 2016, 2017 and the nine months ended September 30, 2019 to include a line item for Interest Expense pursuant to Rule 5-03(b)(8) of Regulation S-X and expand the notes to the financial statements to describe how the amounts were determined.

Adrian McKenzie
DNA Brands Inc.
December 31, 2019
Page 2

Exhibits

2.   In the Exhibit 12.1 opinion on the legality of the shares being offered, counsel qualifies the opinion because the 2.5 billion shares of common stock being offered exceed the number duly authorized. Please clarify in your response letter why this is the case. In this regard, your amended articles of incorporation filed as Exhibit 2.6 authorize 25 billion shares of common stock, and your offering statement discloses on page 11 that you have 147,046,461 shares of common stock outstanding before the offering. However, we also note your disclosure on page 56 that you have 498 million authorized shares of common stock and 134,046,461 shares of common stock outstanding. Please revise your disclosure to consistently and accurately disclose the current number of authorized shares, the number of shares currently outstanding and the number of shares that will be outstanding after the offering.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Park Lloyd